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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (Final Amendment)
                   Under the Securities Exchange Act of 1934*


                             THE ASK GROUP, INC.
________________________________________________________________________________
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
________________________________________________________________________________
                        (Title of Class of Securities)


                                 001903 10 3
________________________________________________________________________________
                                (CUSIP Number)


Warren Andersen                              Storrow Gordon
General Motors Corporation                   Electronic Data Systems Corporation
3031 West Grand Boulevard                    5400 Legacy Drive, H3-3D-05
Detroit, MI  48232                           Plano, TX 75024
(313) 974-1528                               (214) 605-5491
________________________________________________________________________________
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 7, 1994
________________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 pages
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                                                               Page 2 of 5 Pages


CUSIP No. 001903 10 3

________________________________________________________________________________
         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                 ELECTRONIC DATA SYSTEMS CORPORATION
________________________________________________________________________________
         (2)     Check the Appropriate Box if a Member of a Group

                 (a)  . . . . . . . . . . . . . . . . . . . . . . . .    (  )
                 (b)  . . . . . . . . . . . . . . . . . . . . . . . .    (  )
________________________________________________________________________________
         (3)     SEC Use Only

________________________________________________________________________________
         (4)     Source of Funds     N/A

________________________________________________________________________________
         (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                         (  )
________________________________________________________________________________
         (6)     Citizenship or Place of Organization

                 TEXAS CORPORATION

________________________________________________________________________________
 Number of        (7)     Sole Voting Power                 0 Shares
Shares Bene-              ______________________________________________________
 ficially         (8)     Shared Voting Power                       -0-
 Owned by                 ______________________________________________________
Each Report-      (9)     Sole Dispositive Power            0 Shares
 ing Person               ______________________________________________________
   With          (10)     Shared Dispositive Power                  -0-

________________________________________________________________________________
         (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

                          0 Shares

________________________________________________________________________________
         (12)    Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares
                                                                         (  )
________________________________________________________________________________
         (13)    Percent of Class Represented by Amount in Row (11)
                            0%

________________________________________________________________________________
         (14)    Type of Reporting Person (See Instructions)    CO
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                                                               Page 3 of 5 Pages


CUSIP No. 001903 10 3
________________________________________________________________________________
         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                 GENERAL MOTORS CORPORATION
________________________________________________________________________________
         (2)     Check the Appropriate Box if a Member of a Group

                 (a)  . . . . . . . . . . . . . . . . . . . . . . .    (  )
                 (b)  . . . . . . . . . . . . . . . . . . . . . . .    (  )
________________________________________________________________________________
         (3)     SEC Use Only
________________________________________________________________________________
         (4)     Source of Funds     N/A
________________________________________________________________________________
         (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                       (  )
_______________________________________________________________________________
         (6)     Citizenship or Place of Organization

                 DELAWARE CORPORATION
________________________________________________________________________________
 Number of        (7)     Sole Voting Power                 0 Shares
Shares Bene-              ______________________________________________________
  ficially        (8)     Shared Voting Power                       -0-
 Owned by                 ______________________________________________________
Each Report-      (9)     Sole Dispositive Power            0 Shares
 ing Person               ______________________________________________________
   With          (10)     Shared Dispositive Power                  -0-
________________________________________________________________________________
         (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

                          0 Shares
________________________________________________________________________________
         (12)    Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares
                                                                       (  )
________________________________________________________________________________
         (13)    Percent of Class Represented by Amount in Row (11)
                            0%
________________________________________________________________________________
         (14)    Type of Reporting Person (See Instructions)    CO
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                                                               Page 4 of 5 Pages


         General Motors Corporation, a Delaware corporation, and its wholly owned subsidiary, Electronic Data Systems Corporation, a Texas Corporation ("EDS"), hereby amend and supplement their Statement on Schedule 13D as originally filed on or about October 31, 1990 and as amended through Amendment No. 3 thereto filed May 23, 1994 (as amended, the "Original Statement"), with respect to the common stock, par value $.01 per share (the "Common Stock"), of The ASK Group, Inc., a Delaware corporation (the "Company").


ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of the Original Statement is hereby amended and supplemented as follows:

         Pursuant to the Option Agreement referred to in the Original Statement, EDS tendered all of the shares of Common Stock beneficially owned by it into the tender offer made by Computer Associates International, Inc. for shares of Common Stock at a price of $13.25 per share. Such tender offer expired on June 22, 1994 and on July 7, 1994 EDS received payment for its shares. As a result, EDS no longer beneficially owns any shares of Common Stock of the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Original Statement is hereby amended and supplemented as follows:

         The information set forth in Item 4 is hereby incorporated by reference into this Item 5.
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                                   SIGNATURE

                 After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  July 15, 1994

                                   GENERAL MOTORS CORPORATION



                                   By:  /s/ Warren Andersen
                                           Warren Andersen
                                           Attorney


                                   ELECTRONIC DATA SYSTEMS
                                     CORPORATION



                                   By:  /s/ Storrow M. Gordon
                                           Storrow M. Gordon
                                           Counsel -- Corporate Acquisitions
                                             & Finance